Filed by Ginkgo Bioworks Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Zymergen Inc. Commission File No.: 001-40354 Date: July 25, 2022 M&A Strategy Update Accelerating scale to better deliver for our customers July 25, 2022

Disclaimer Forward Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) and Zymergen Inc (“Zymergen”). Statements in this communication regarding Ginkgo, Zymergen and the combined company that are forward-looking, including projections as to the anticipated beneﬁts of the proposed transaction, the impact of the proposed transaction on Ginkgo’s and Zymergen’s businesses and future ﬁnancial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to signiﬁcant uncertainties and other factors, many of which are beyond Ginkgo’s and Zymergen’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Ginkgo’s and Zymergen’s control. Additional information concerning these risks, uncertainties and assumptions can be found in Ginkgo’s and Zymergen’s respective ﬁlings with the U.S. Securities and Exchange Commission (“the “SEC”), including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10 Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future ﬁlings with the SEC. Important risk factors could cause actual future results and other future events to diﬀer materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisﬁed; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and eﬀectively integrate Zymergen’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more diﬃcult to maintain business, contractual and operational relationships; legal proceedings are instituted against Ginkgo, Zymergen or the combined company; Ginkgo, Zymergen or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative eﬀect on the market price of the capital stock of Ginkgo or Zymergen or on Zymergen’s or Ginkgo’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, ﬁnancial condition or cash ﬂows of Ginkgo or Zymergen. Should any risks and uncertainties develop into actual events, these developments could have a material adverse eﬀect on the proposed transaction and/or Ginkgo or Zymergen, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected beneﬁts from the proposed transaction. You are cautioned not to rely on Ginkgo’s and Zymergen’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. Industry and Market Data In this presentation, Ginkgo relies on and refers to certain information and statistics regarding the markets and industries in which Ginkgo competes. Such information and statistics are based on Ginkgo management’s estimates and/or obtained from third-party sources, including reports by market research ﬁrms and company ﬁlings. While Ginkgo believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information, and Ginkgo has not independently veriﬁed the accuracy or completeness of the information provided by the third-party sources. Use of Non-GAAP Financial Measures Certain of the ﬁnancial measures included in this presentation, including Adjusted EBITDA, have not been prepared in accordance with generally accepted accounting principles (“GAAP”), and constitute “non-GAAP ﬁnancial measures” as deﬁned by the SEC. Ginkgo has included these non-GAAP ﬁnancial measures because it believes they provide an additional tool for investors to use in evaluating Ginkgo’s ﬁnancial performance and prospects. Due to the nature and/or size of the items being excluded, such items do not reﬂect future gains, losses, expenses or beneﬁts and are not indicative of our future operating performance. These non-GAAP ﬁnancial measures are supplemental to, should not be considered in isolation from, or as an alternative to, ﬁnancial measures determined in accordance with GAAP. In addition, these non-GAAP ﬁnancial measures may diﬀer from non-GAAP ﬁnancial measures with comparable names used by other companies. See the reconciliation below for additional information regarding certain of the non-GAAP ﬁnancial measures included in this presentation, including a description of these non-GAAP ﬁnancial measures and a reconciliation of the historic measures to Ginkgo’s most comparable GAAP ﬁnancial measures.

Disclaimer Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and Ginkgo’s use thereof does not imply an aﬃliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but Ginkgo will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It In connection with the proposed transaction involving Ginkgo and Zymergen, Ginkgo intends to ﬁle with the SEC a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo. Each of Ginkgo and Zymergen may also ﬁle other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Ginkgo or Zymergen may ﬁle with the SEC. The deﬁnitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Ginkgo, Zymergen and the proposed transaction, once such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents ﬁled with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com. Copies of the documents ﬁled with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com. Participants in the Solicitation Ginkgo, Zymergen, their respective directors and certain of their executive oﬃcers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is ﬁled with the SEC. Information about the directors and executive oﬃcers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was ﬁled with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the ﬁscal year ended December 31, 2021, which was ﬁled with the SEC on March 29, 2022. Information about the directors and executive oﬃcers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was ﬁled with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the ﬁscal year ended December 31, 2021, which was ﬁled with the SEC on March 30, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be ﬁled with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ginkgo or Zymergen using the sources indicated above. No Oﬀer or Solicitation This communication is not intended to and shall not constitute an oﬀer to buy or sell or the solicitation of an oﬀer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Our mission is to make biology easier to engineer.

We aim to make biology easier to engineer for our customers by leveraging our platform for programming cells M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 5

We can be opportunistic in the current market environment, while still maintaining a healthy margin of safety Ginkgo is well positioned to continue to scale our platform, both organically and through M&A, in the current environment ● Strong balance sheet (approximately $1.5 billion as of 3/31/2022) allows us to continue to lean into scaling our platform for our customers ● Flexible and diverse revenue streams can adjust quickly to new market environments Current market environment creates unique backdrop for M&A and may catalyze longer-term opportunities ● Many companies are facing valuation and/or liquidity concerns and open to exploring strategic alternatives ● Capital constraints may encourage companies to consider outsourcing biological R&D (ﬁxed → variable cost structure), which would provide a meaningful long-term tailwind Ginkgo is committed to preserving a margin of safety while still taking advantage of these opportunities ● Both Bayer and Zymergen transactions add valuable capabilities without adding excessive operating costs ● While we have a strong balance sheet, we’re focused on maintaining an ample multi-year runway, allowing us to both weather an uncertain macro environment and continue to lean into valuable opportunities when the time is right M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 6

We have a successful history of integrating technology acquisitions and are able to use M&A as a tool to build both horizontal capabilities and vertical R&D expertise 1 Consumer & Pharma & Industrials & Food & Agriculture Biosecurity Technology Biotech Environment Nutrition 2019 2020 2021 2022 2022 (signed) (note: while acquired companies have vertical expertise, we beneﬁt from spillover value in other verticals) Horizontal 2 Foundry 2017 2022 2022 2022 (signed) Technologies Vertical R&D Expertise (typically “Codebase”) M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 7

1

Bayer represents a significant vertical expansion, enhancing our platform capabilities for the agricultural sector a West Sacramento Acquisition


Bayer
$83M WestSac consideration
WestSac R&D Site
Facility, strain collection, team, etc.
Ginkgo

b Joyn Dissolution


Cooksonia
(70% owned by Ginkgo)
Bayer
50%
50%
JOYN BIO
Platform assets (IP, team, etc)
Ginkgo
Royalty on Bayer net sales of NFix product to Cooksonia (of which Ginkgo owns 70%)
NFix program + certain IP rights
Bayer

c

New Bayer Collaboration

3 year collaboration with Bayer to advance multiple programs

- Represents Ginkgo's largest-ever cell programming contract (in terms of R&D service fees)
- Opportunity for standard royalty-based downstream value

Property of Ginkgo Bioworks — 8
M&A STRATEGY UPDATE - JULY 2022

1 Bayer partnership adds both capabilities and new commercial opportunities to help make investments sustainable Illustrative Impact to Pro Forma P&L Ginkgo will take on some incremental operating expenses from the integration of Joyn and Bayer’s West Sacramento R&D Facility However, cost structure will be optimized over time… ● Re-focus on platform capabilities vs. products (product pipeline and go-to-market capabilities will be retained by Bayer) ● Operational eﬃciencies as teams are able to leverage Foundry …and expect collaboration fees to signiﬁcantly oﬀset incremental run-rate operating expenses ● Multi-year anchor contract with Bayer provides strong base of demand ● Ability to work with new customers on the platform Excerpts from Q1 2022 Earnings Call (May 16, 2022) M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 9

2 Zymergen acquisition deepens horizontally applicable automation, software, data, and strain engineering tools, helping achieve scaling targets Transaction Summary Very strong automation and software team and robust technology stack supports platform scaling eﬀorts All stock transaction, exchange ratio ﬁxed at signing Operational scaling and eﬃciency gains should lower ● Exchange ratio of 0.9179 implies 5.25% pro forma program costs for customers across all verticals ownership by Zymergen shareholders post-transaction (1) ○ Implied Zymergen market cap : $300M (1) ○ Implied Zymergen share price : $2.68 Rich database, experience, and ability to take more “shots on goal” may contribute to improving probability of success for customers Expected to close by Q1 2023 ● Subject to Zymergen shareholder approval (note: voting agreements in place by shareholders representing approx. 40% of outstanding common stock), regulatory approvals, and other customer closing conditions Zymergen’s existing plan to narrow product portfolio is consistent with our strategy ● These actions, along with additional synergies between the companies, result in manageable incremental recurring OpEx (1) Based on Ginkgo’s closing price on Friday, July 22, 2022 M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 10

Zymergen has a robust technology portfolio, which will be a complementary addition to the Ginkgo platform

Automation	• Zymergen has made significant investments in advanced robotic automation and material conveyance • Flexible architecture is complementary to the process focused implementation Ginkgo has utilized • Successful deployment of Zymergen automation solutions at Octant increases confidence in ability to deploy hardware / software at Ginkgo	***Productivity improvements may drive down unit costs; particularly strong impact expected across strain construction, test, and fermentation teams (40%+ of capacity)***
Software & Data	• Workflow tools fit nicely into Ginkgo's digital technology development roadmap and should help standardize process definitions and data capture • Design tools around metagenomics discovery and strain design will support Ginkgo's codebase teams	***Zymergen's mature software and data stack accelerates our software development goals, which may drive both higher utilization (lower costs) and efficiency (better designs)***
Codebase	• Breadth of Zymergen's product portfolio has led to the creation of a wealth of biological assets, including a rich metagenomics database	***Ginkgo is able to leverage metagenomic diversity to help improve quality of designs and increase probability of success for customers***
Strain Engineering Expertise	• Experienced team of strain engineers, who have developed many high quality workflows for strain improvement and engineering	***Strain engineering tools and know-how can help us serve customers more efficiently***

M&A STRATEGY UPDATE - JULY 2022
Property of Ginkgo Bioworks — 11

2 Ginkgo’s vision ﬁts well with where Zymergen is in its transformation Over the last year, Zymergen has simpliﬁed Ginkgo’s expertise in creating and supporting NewCos its business into 3 core areas: Advanced will support Zymergen’s plans to explore standalone Materials, Drug Discovery, and Automation opportunities for the product areas Advanced Materials ● Independent product portfolio in areas like water repellency, advanced polymers, and enzymes Previously ● Zymergen may explore standing up a NewCo in the space and/or selling certain product concepts Advanced Materials Zymergen was to strategic acquirers focused on pursuing many discrete product Drug Discovery Drug Discovery opportunities ● Long-term goal to develop owned therapeutic assets, potentially as another NewCo ● Certain enabling technologies may remain at Ginkgo and enable therapeutics developers Core technology assets that Ginkgo will integrate into Automation & Tech Platform its platform to improve its service oﬀering to customers (and enabling SW/Data and biological assets) M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 12

2 We expect to be able to realize the beneﬁts of this acquisition while managing incremental costs to reasonable levels 1 Pre-close, Zymergen plans to progress its previously and Illustrative Impact to Pro Forma OpEx independently planned cost and program rationalization ● Announced latest workforce reduction plans Zymergen standalone restructuring ● Continuing program rationalization, eliminating programs with poor economic potential 1 ● Evaluating strategic alternatives for Advanced Materials and Ginkgo optimization + overlapping hires Drug Discovery product lines 2 Post-close, Ginkgo will beneﬁt from further cost synergies 2 ● Completion of Zymergen’s restructuring eﬀorts, focusing remaining business on platform capabilities ● Retention of core Zymergen team and equipment, will oﬀset signiﬁcant planned hiring and other standalone expenses at Ginkgo Expect the pro-forma cost structure to be materially less than Ginkgo Zymergen Run-rate PF recurring Standalone standalone cost savings OpEx the combined standalone cost structures of Ginkgo and OpEx OpEx Zymergen; will provide more details as we get closer to close Note: Excludes one-time restructuring and integration expenses M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 13

2 Unlike the Bayer transaction, Zymergen is not contributing meaningful revenue, but we believe there is signiﬁcant value in improving our technical capabilities and value proposition to customers Supports platform scaling eﬀorts by contributing a world-class team and robust technology stack Lowers program costs for our customers by helping us achieve our Knight’s Law scaling targets - technology will help drive productivity and utilization, while allowing Ginkgo to manage our near-term operating cost structure Expect technology to contribute to improving probability of success for our customers ● More robust data and analysis tools to design better strains and experiments ● Lower cost enables more shots on goal for the same budget We believe that together, we will be better able to build a strong base for biomanufacturing in the US and unlock the value of synthetic biology, one of the key technologies highlighted in the US Innovation & Competitiveness Act on the Senate ﬂoor this week M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 14

We’re very excited about where we go from here We’re excited to have signed these two acquisitions, which should signiﬁcantly improve our vertical and horizontal platform capabilities for customers …but that was the easy part! ● We’ll be heavily focused on integration planning and execution over the coming months ● Both Bayer and Zymergen transactions will have several months until closing, giving us ample time to plan integrations to minimize disruption to core We’ll continue to be opportunistic, but remain prudent with our cash and maintain a margin of safety ● The current environment provides exciting opportunities to augment our platform and improve customer oﬀerings ● Bayer and Zymergen have been structured to help strike the right balance between being opportunistic and prudent M&A STRATEGY UPDATE - JULY 2022 Property of Ginkgo Bioworks — 15

Let’s build the world we want to see